Ballard Power Systems Inc.

News Release

Ballard to Present at Noble Financial Capital Markets’ Seventh Annual Equity Conference

For Immediate Release – May 10, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at SEVEN, Noble Financial Capital Markets’ Seventh Annual Equity Conference in Hollywood, Florida on Monday, May 16, 2011 at 11:30am ET.

Tony Guglielmin will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio and high-definition video webcast will be available at www.ballard.com, or through the Noble Financial websites: www.noblefcm.com, or www.noble7.com. Ballard recommends registering at least 10 minutes prior to the start of the presentation to ensure timely access. A Microsoft SilverLight viewer will be needed to participate, and a free download is available from the presentation link. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

About Noble Financial
Noble Financial Capital Markets was established in 1984 and is an equity research driven, full-service, investment banking boutique focused on small-cap, emerging growth companies. The company has offices in New York, Boston, New Jersey, St Louis, and Boca Raton. In addition to non-deal road shows and sector-specific conferences throughout the year, Noble Financial hosts its large format annual equity conference in late spring featuring 120 – 150 presenting companies from across North America and total attendance of close to 600. For more information: www.noblefcm.com

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com